EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of St. Mary Land & Exploration Company of our reports dated February 23, 2006 relating to the financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph for the adoption of Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations”) of St. Mary Land & Exploration Company and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of St. Mary Land & Exploration Company for the year ended December 31, 2005.

/S/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Denver, Colorado

May 17, 2006